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                           June 7, 2021

       Bryan S. Ganz
       Chief Executive Officer
       Byrna Technologies Inc.
       100 Burtt Rod
       Suite 115
       Andover, MA 01810

                                                        Re: Byrna Technologies
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 1, 2021
                                                            File No. 333-256684

       Dear Mr. Ganz:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Effie
Simpson at (202) 551-3346 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing
       cc:                                              Kathleen Eick